Exhibit 99.1

Ardagh Metal Packaging S.A. – Second Quarter 2022 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the second quarter ended June 30, 2022.

	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	Change	Constant Currency

	($'m except per share data)
Revenue	1,303	991	31%	38%
Profit for the period	100	26
Adjusted EBITDA (1)	181	173	5%	10%
Earnings per share	0.17	0.05
Adjusted earnings per share (1)	0.11	0.13
Dividend per share	0.10

Oliver Graham, CEO of Ardagh Metal Packaging, said

“We successfully delivered our Q2 guidance in the face of unprecedented inflationary and supply chain challenges and a headwind from FX. In the quarter we continued to commercialise new capacity, largely in line with budget and with minimal delays. The ramp-up of our investments and an outperformance in Brazil contributed to strong shipments growth in the period. We are actively pursuing a recovery of our exceptional energy inflation costs and are focused on a disciplined build-out of further capacity, suitably rephased so as to align it with demand.”

●	Global beverage can shipments grew by 8% in the quarter, with growth of 11% in the Americas and 5% in Europe. Specialty can share increased, to 48% of shipments in the quarter, from 46% in the prior year quarter, reflecting our investment program.
●	Adjusted EBITDA of $181 million for the quarter represented 10% growth on a constant currency basis, driven by a 36% advance in the Americas, where growth reflected higher shipments and a strong recovery of input cost inflation. In Europe, Adjusted EBITDA decreased by 20% on a constant currency basis, due to inflationary headwinds, in particular energy, which were partially offset by commercial recovery programs.
●	New capacity continues to ramp up across our regions, including in Germany, the UK, United States and Brazil. Can production started during the quarter in Huron (OH), with further capacity planned through the remainder of the year.
●	AMP has contracted its remaining energy needs for 2022 and will continue to build out its cover for 2023 on a rolling basis over the remainder of the year. The assumption of a net $25 million impact in 2022 from Europe energy inflation is unchanged.
●	Total liquidity of $761 million at June 30, 2022, including cash and cash equivalents of $436 million. This follows the issuance of $600 million of 6% Senior Secured Green Notes in June. As previously announced, growth investments for 2022 will reduce to $0.8bn (inc. leasing), and a €250 million perpetual non-convertible preference shares issue was completed in July.
●	Second quarter dividend of $0.10 per share paid on June 28, 2022. $200 million share buyback program authorised in June and in operation through to the end of 2023, with $3 million repurchased in the quarter and approaching $15 million to date.
●	2022 outlook: high-single digit shipment growth for the full year and Adjusted EBITDA of the order of $710 million, assuming EUR/USD parity to year end which results in a c. $20 million adverse currency impact relative to prior guidance. (2021: $662 million reported; $629 million at constant currency). Third quarter Adjusted EBITDA expected to be of the order of $175 million (Q3 2021: $176 million reported; $164 million at constant currency).

Financial Performance Review

Bridge of 2021 to 2022 Revenue and Adjusted EBITDA

Three months ended June 30, 2022

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2021	464	527	991
Organic	116	243	359
FX translation	(47)	—	(47)
Revenue 2022	533	770	1,303

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2021	85	88	173
Organic	(15)	32	17
FX translation	(9)	—	(9)
Adjusted EBITDA 2022	61	120	181

2022 margin %	11.4%	15.6%	13.9%
2021 margin %	18.3%	16.7%	17.5%

Six months ended June 30, 2022

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2021	900	1,030	1,930
Organic	209	378	587
FX translation	(77)	—	(77)
Revenue 2022	1,032	1,408	2,440

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2021	151	170	321
Organic	(21)	39	18
FX translation	(13)	—	(13)
Adjusted EBITDA 2022	117	209	326

2022 margin %	11.3%	14.8%	13.4%
2021 margin %	16.8%	16.5%	16.6%

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Group Performance

Group

Revenue of $1,303 million in the three months ended June 30, 2022 increased by $312 million, or 31%, compared with $991 million in the same period last year. On a constant currency basis, revenue increased by 38%, mainly reflecting the pass through to customers of higher input costs and strong volume/mix growth.

Adjusted EBITDA increased by $8 million, or 5%, to $181 million in the three months ended June 30, 2022, compared with $173m in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 10%, principally due to favorable volume/mix effects, which includes an impact from the Group’s growth investment program and recovery of input cost inflation, partly offset by increased operating costs.

Americas

Revenue increased by 46% to $770 million in the three months ended June 30, 2022, compared with $527 million in the same period last year, principally reflecting the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA for the quarter of $120 million increased by 36%, compared with $88 million in the same period last year, primarily driven by favorable volume/mix effects, which includes an impact from the Group’s growth investment program and strong recovery of input cost inflation, partly offset by increased operating costs.

Europe

Revenue of $533 million increased by 15% in the three months ended June 30, 2022, compared with $464 million in the same period last year. On a constant currency basis, revenue increased by 28%, principally due to the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA for the quarter of $61 million decreased by $24 million, or 28%, at actual exchange rates, and by 20% at constant currency, compared with $85 million in the same period last year. The decrease in Adjusted EBITDA was principally due to input cost headwinds.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its second quarter 2022 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on July 28, 2022. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1560399&tp_key=e488908c25

Conference call dial in:

United States/Canada: +1 800 289 0720
International: +44 330 165 4012
Participant pin code: 3115885

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/corporate/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

For more information, visit https://www.ardaghmetalpackaging.com/corporate/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email:stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Exhibit 99.1

Unaudited Consolidated Condensed Income Statement for the three months ended June 30, 2022 and 2021

	Three months ended June 30, 2022			Three months ended June 30, 2021
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,303	—	1,303	991	—	991
Cost of sales	(1,123)	(16)	(1,139)	(821)	(5)	(826)
Gross profit	180	(16)	164	170	(5)	165
Sales, general and administration expenses	(53)	(4)	(57)	(44)	(7)	(51)
Intangible amortization	(35)	—	(35)	(39)	—	(39)
Operating profit	92	(20)	72	87	(12)	75
Net finance income/(expense)	(34)	74	40	(28)	6	(22)
Profit before tax	58	54	112	59	(6)	53
Income tax charge	(16)	4	(12)	(26)	(1)	(27)
Profit for the period	42	58	100	33	(7)	26

Earnings per share			0.17			0.05

Unaudited Consolidated Condensed Income Statement for the six months ended June 30, 2022 and 2021 (2)

	Six months ended June 30, 2022			Six months ended June 30, 2021
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	2,440	—	2,440	1,930	—	1,930
Cost of sales	(2,109)	(30)	(2,139)	(1,608)	(8)	(1,616)
Gross profit	331	(30)	301	322	(8)	314
Sales, general and administration expenses	(109)	(8)	(117)	(93)	(10)	(103)
Intangible amortization	(71)	—	(71)	(78)	—	(78)
Operating profit	151	(38)	113	151	(18)	133
Net finance income/(expense)	(62)	125	63	(120)	(51)	(171)
Profit/(loss) before tax	89	87	176	31	(69)	(38)
Income tax charge	(25)	6	(19)	(19)	9	(10)
Profit/(loss) for the year	64	93	157	12	(60)	(48)

Earnings/(loss) per share:			0.26			(0.10)

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Exhibit 99.1

Unaudited Consolidated Condensed Statement of Financial Position (2)

	At June 30, 2022	At December 31, 2021
	$'m	$'m
Non-current assets
Intangible assets	1,513	1,662
Property, plant and equipment	2,047	1,842
Other non-current assets	118	160
	3,678	3,664
Current assets
Inventories	530	407
Trade and other receivables	800	512
Contract assets	230	182
Derivative financial instruments	114	97
Cash and cash equivalents	436	463
	2,110	1,661
TOTAL ASSETS	5,788	5,325

TOTAL EQUITY	333	286

Non-current liabilities
Borrowings including lease obligations	3,395	2,831
Other non-current liabilities*	571	808
	3,966	3,639
Current liabilities
Borrowings including lease obligations	49	56
Payables and other current liabilities	1,440	1,344
	1,489	1,400
TOTAL LIABILITIES	5,455	5,039
TOTAL EQUITY and LIABILITIES	5,788	5,325

* Other non-current liabilities include liabilities for earnout shares of $162 million at June 30, 2022 (December 2021: $292 million) and warrants of $17 million at June 30, 2022 (December 2021: $33 million).

Unaudited Consolidated Condensed Statement of Cash Flows (2)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations (3)	91	164	(103)	137
Net interest paid	(28)	(4)	(21)	(49)
Income tax paid	(8)	(7)	(15)	(28)
Cash flows from/(used in) operating activities	55	153	(139)	60

Cash flows used in investing activities
Capital expenditure	(169)	(121)	(286)	(289)
Other investing activities	–	–	–	1
Cash flows used in investing activities	(169)	(121)	(286)	(288)

Cash flows from financing activities
Changes in borrowings	495	2,763	591	2,761
Deferred debt issue costs paid	(4)	(25)	(6)	(25)
Lease payments	(13)	(11)	(26)	(22)
Dividends paid	(121)	–	(121)	–
Treasury shares purchased	(3)	–	(3)	–
Other financing cash flows	(1)	–	(1)	–
Net repayment of related party borrowings to Ardagh	–	(1,726)	–	(1,726)
Payment as part of capital reorganization	–	(574)	–	(574)
Cash received from Ardagh	–	–	–	206
Redemption premium and issuance costs paid	–	–	–	(52)
Net cash inflow from financing activities	353	427	434	568

Net increase in cash and cash equivalents	239	459	9	340

Cash and cash equivalents at beginning of period	225	130	463	257
Foreign exchange losses on cash and cash equivalents	(28)	(2)	(36)	(10)
Cash and cash equivalents at end of period	436	587	436	587

Financial assets and liabilities

At June 30, 2022, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,236	—
Global Asset Based Loan Facility	—	325
Lease obligations	231	—
Other borrowings/credit lines	16	—
Total borrowings / undrawn facilities	3,483	325
Deferred debt issue costs	(39)	—
Net borrowings / undrawn facilities	3,444	325
Cash and cash equivalents	(436)	436
Net debt / available liquidity	3,008	761

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Reconciliation of profit for the period to Adjusted profit for the period

	Three months	Three months
	ended June 30,	ended June 30,
	2022	2021
	$'m	$'m
Profit for the period	100	26
Exceptional items, net of tax	(58)	7
Intangible amortization, net of tax	27	30
Adjusted profit for the period	69	63

Weighted average common shares	603.3	493.8

Earnings per share	0.17	0.05

Adjusted earnings per share	0.11	0.13

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021 (2)
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	100	26	157	(48)
Income tax charge	12	27	19	10
Net finance (income)/expense	(40)	22	(63)	171
Depreciation and amortization	89	86	175	170
Exceptional operating items	20	12	38	18
Adjusted EBITDA	181	173	326	321

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021 (2)
	$m	$m	$'m	$'m
Adjusted EBITDA	181	173	326	321
Movement in working capital	(70)	(1)	(395)	(170)
Maintenance capital expenditure	(29)	(21)	(49)	(45)
Lease payments	(13)	(11)	(26)	(22)
Adjusted operating cash flow	69	140	(144)	84
Interest paid	(28)	(4)	(21)	(49)
Income tax paid	(8)	(7)	(15)	(28)
Adjusted free cash flow - pre Growth Investment capital expenditure	33	129	(180)	7
Growth investment capital expenditure	(140)	(100)	(237)	(244)
Adjusted free cash flow - post Growth Investment capital expenditure	(107)	29	(417)	(237)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) For information related to and including the period prior to April 1, 2021, please refer to the unaudited consolidated interim financial statements prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., as included in the unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2022, which are available at: https://www.ardaghmetalpackaging.com/corporate/investors

For information related to the unaudited consolidated condensed statement of financial position at December 31, 2021, please refer to the Annual Report on Form 20-F for the year ended December 31, 2021, and filed with the U.S. Securities and Exchange Commission on March 4, 2022, which is also available at the above link.

(3) Cash from/used in operations for the three and six months ended June 30, 2022 is derived from the aggregate of Adjusted EBITDA as presented on Page 9 less working capital outflows of $70 million (six months: $395 million) and other exceptional cash outflows of $20 million (six months: $34 million). Cash from operations for the three and six months ended June 30, 2021 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $1 million (six months: $170 million) and other exceptional cash outflows of $8 million (six months: $14 million).

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